SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section

OCT 21 2009

Washington, DC
122

SUPPL

October 13, 2009

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published October 6, 9, 12 and 13, 2009.

Best regards,
Skanska AB

Marianne Bergström

09047208

Published	**Item**	**Document name**	**Required by**
October 6, 2009	Press Release	Veronica Rörsgård appointed new Senior Vice President for HR in Skanska and member of the Senior Executive Team	law and by the listing agreement with Stockholm Stock Exchange
October 9, 2009	Press Release	Skanska awarded university library project in US for USD 87 M, about SEK 610 M	law and by the listing agreement with Stockholm Stock Exchange
October 12, 2009	Press Release	Skanska to construct highway in Czech Republic for abour CZK 1.4 billion, SEK 560 M	law and by the listing agreement with Stockholm Stock Exchange
October 13, 2009	Press Release	Skanska to construct railway viaduct in London for GBP 59 M, or about SEK 660 M	law and by the listing agreement with Stockholm Stock Exchange

dlw 10/26

SKANSKA

Press Release

October 6, 2009
11:00 am CET

Veronica Rörsgård appointed new Senior Vice President for HR in Skanska and member of the Senior Executive Team

Veronica Rörsgård has been appointed new Senior Vice President (SVP) for HR in Skanska AB and new member of Skanska's Senior Executive Team (SET).

She comes from the search and HR-consulting company Alumni, where she during 10 years has hold several positions. Most recently she has been the Country Manager for Sweden and the COO for the Nordic operations. Veronica Rörsgård holds a M. Sc. E and will in her new position report to Skanska's President and CEO, Johan Karlström.

She will assume her new role on December 7 and will then succeed Tor Krusell, who has been SVP for HR in Skanska since 2003. Tor has been responsible for several group staff functions, but going forward he will be responsible in SET for a growth strategy for Skanska's residential development business.

"During the past five years Human Resources has had the highest priority in Skanska alongside improving our profitability. Veronica has everything needed to develop this area further," says Johan Karlström.

"Another main task will be to take our diversity efforts to the next level. We have laid a good ground to increase diversity in terms of gender, ethnical background and educational background and now we need an intensified focus on implementing this strategy," says Johan Karlström.

"It will be very stimulating to work with management development and diversity in an international and leading company. There are big challenges in this area in the construction industry, but with the focus these issues have in Skanska I believe that we can achieve a lot," says Veronica Rörsgård.

For further information please contact:

Tor Krusell, EVP, Skanska AB, tel +46 10 448 88 47.
Veronica Rörsgård, tel +46 73 055 17 20.
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38.
Direct line for media: tel +46 10 448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

October 9, 2009
08:30 am CET

Skanska awarded university library project in US for USD 87 M, about SEK 610 M

Skanska has secured an assignment to construct a new library on a major university campus in Raleigh, North Carolina. The contract amount is USD 87 M, approximately SEK 610 M, which is included in third-quarter order bookings.

The customer is one of the major universities in the area and is a repeat Skanska customer within higher education.

The project comprises a library building totaling 20,500 square meters. It is designed to meet the requirements for the Silver level certification in accordance with the international environmental classification system LEED ® (Leadership in Energy and Design).

The library will incorporate an automatic book search and retrieval system, and the building will provide a critical link between the campus and the future Town Center.

Skanska's assignment also includes a 500-space pre-cast parking deck and infrastructure utilities that will serve future buildings on campus.

Work will commence this autumn and will be completed in July 2012.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Revenues in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

October 12, 2009
08:30 am CET

Skanska to construct highway in Czech Republic for about CZK 1.4 billion, SEK 560 M

Skanska has been contracted to build a stretch of the R48 highway in the Czech Republic. Skanska's share of the contract amounts to SEK 560 M, CZK 1.4 billion, which is included in order bookings for the third quarter of 2009. The customer is the Road Administration in the Czech Republic. The project is being financed through the national fund for transport infrastructure and is also expecting support from EU.

The assignment will be conducted in a consortium headed by Skanska. The total contract amount is CZK 2.75 billion, approximately SEK 1.1 billion, of which Skanska's share is 51 percent.

The project involves a seven-kilometer section of the R48 highway between Rychaltice and Frydek-Mistek, in the northeastern Czech Republic. The four-lane highway will include a 160-meter tunnel, noise barriers and 15 bridges.

Work will commence at the end of 2009 and is scheduled to be completed in the beginning of 2013.

Skanska Czech Republic, which is the largest construction company in the country, had revenues of about SEK 13 billion in 2008. The company has about 6,800 employees in the Czech Republic and Slovakia. In the Czech Republic, Skanska is also active in the development of office properties through Skanska Commercial Development Europe.

For further information, please contact:

Jan Hrabovský, Responsible for PR, Skanska Czech Republic,
Tel +420 737 255 016
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

SKANSKA

Press Release

October 13, 2009
08:30 am CET

Skanska to construct railway viaduct in London for GBP 59 M, or about SEK 660 M

Skanska has secured an assignment to construct a railway viaduct in London. The contract amounts to GBP 59 M, or about SEK 660 M, which will be included in Skanska's order bookings for the third quarter. The customer is Network Rail.

The project pertains to a 400-meter long viaduct over the Borough Market food market in southeast London. The assignment also includes demolition works and implementation of temporary relocation of Borough Market.

As part of a previous contract, Skanska assisted the customer in planning and developing the project.

Construction work will start immediately and is scheduled for completion in August 2012.

Skanska UK reported revenues of SEK 17.9 billion in 2008, with about 4,800 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10-448 88 38
Direct line for media: tel +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.